UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 5, 2022

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI INTERIM REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2022

Johannesburg, 5 August 2022 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) reported a solid performance for the first half of 2022, with production 3% higher year-on-year, an increase in total cash costs limited to 6%, and a strong improvement in cash flow. The Company declared an interim dividend of 29 US cents per share, or $121m, and remains on track to achieve full-year guidance.

Production for the first six months of 2022 was 1.233Moz, with second-quarter output up 10% versus the first quarter of 2022. Production growth was underpinned by higher grades and tonnes processed, leading to marked improvements from the Australian and Latin American operations, which offset lower production from Kibali and Geita. Obuasi continued its ramp-up through the period and is on track to achieve its annual production guidance of 240,000oz to 260,000oz for 2022.

Total cash costs for the first six months of 2022 were $1,068/oz, up 6% from the first half of 2021 driven largely by accelerating inflation across several input categories as well as larger royalty payments due to the higher gold price received. These cost pressures were partially offset by operating improvements and a 10% increase in underground grades.

“The fundamentals of our Company continue to improve, despite the challenging cost environment,” said Chief Executive Officer Alberto Calderon. “We have the right structure and the right people in place to further optimise from our portfolio and close the gap with our peers.”

Adjusted EBITDA for the first half of 2022 was $864m, compared with $876m for the first half of 2021. Headline earnings for the first half of 2022 were $300m, or 71 US cents per share, compared with $363m, or 87 US cents per share, in the first half of 2021.

Free cash flow increased to $471m for the first half of 2022 from an outflow of $25m in the same period last year and the balance sheet remains flexible during an ongoing period of reinvestment in improving its portfolio. The increase in free cash flow was supported by $549m received from the Kibali gold mine in the Democratic Republic of the Congo.

The $365m cash acquisition of Corvus Gold Inc. (“Corvus”) was completed in January 2022, creating a strong foothold in the prospective Beatty district in Southern Nevada which the Company plans to bring into production in about three years. The district is expected to grow over several years to more than 300,000oz per year production after mining commences and be active for two decades or more, with all-in costs well below AngloGold Ashanti’s current average.

The balance sheet remained in a solid position after funding the Corvus acquisition and paying the 2021 year-end dividend, with approximately $2.6bn in liquidity, including cash of $1.3bn at the end of June 2022. The $1.4bn multi-currency revolving credit facility was refinanced during the second quarter of 2022, extending the maturity to 2027.

The Company continues to progress its Full Asset Potential (“FAP”) review programme, with the initial assessment stage of the process completed at the Sunrise Dam mine in Australia and the Siguiri mine in Guinea. Both sites are now progressing to the implementation phase, during which the optimisation opportunities that have been identified will be implemented. The Cuiabá mine in Brazil is currently in the process of completing its FAP assessment. Tropicana, Geita and Serra Grande are the next sites expected to undergo the assessment process in the second half of 2022. The FAP review programme is aimed at achieving a step-change improvement in operating performance and competitiveness.

FIRST HALF YEAR 2022 HIGHLIGHTS

Strong safety result: Total Recordable Injury Frequency Rate improved 39% as compared to H1 2021 to 1.33 injuries per million hours worked

Free cash flow of $471m; underpinned by cash distributions received from Kibali

Interim dividend of ZAR493 cents per share (equivalent 29 US cents per share) declared

Obuasi on track to achieve its annual guidance of 240,000oz – 260,000oz for 2022

Operational fundamentals improving – sequential quarterly production improvements; on track to meet full-year guidance

Full Asset Potential review programme progressing, Sunrise Dam and Siguiri in implementation phase; new sites to commence assessment process

Reinvestment programme ongoing to grow Ore Reserve and production, at lower costs, over the medium- to longer term

SALIENT FEATURES

•On track to meet guidance ranges for 2022 with total cash costs trending towards the top end of guidance

•First half production increased 3% year-on-year to 1.233Moz

•Strong production contributions from Cerro Vanguardia (+17%), Siguiri (+21%), Sunrise Dam (+15%), Iduapriem (+14%) and Tropicana (+14%)

•Underground grade +10% year-on-year following reinvestment initiatives

•Total cash costs increased 6% year-on-year to $1,068/oz in H1 2022

•All-in sustaining costs (“AISC”) increased 6% year-on-year to $1,418/oz in H1 2022 mainly due to planned higher sustaining capital expenditure and increased total cash costs

•Basic earnings of $298m in H1 2022, from $362m in H1 2021; Headline earnings of $300m in H1 2022, from $363m in H1 2021

•Net cash inflow from operating activities of $992m in H1 2022, from $467m in H1 2021 mainly due to higher Kibali dividend and lower taxes

•Adjusted EBITDA decreased 1% year-on-year to $864m in H1 2022; Adjusted EBITDA margin of 41%

•Adjusted net debt down 13% year-on-year to $740m at 30 June 2022

•Free cash inflow of $471m in H1 2022 versus an outflow of $25m in H1 2021

Financial and Operating Report
for the six months ended 30 June 2022

GROUP - Key statistics
		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2022	2021	2021
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,233	1,200	2,472
Sold	- oz (000)	1,233	1,214	2,483

Financial review
Price received per ounce (1)	- $/oz	1,874	1,801	1,796
Total cash costs per ounce (1)	- $/oz	1,068	1,003	963
All-in sustaining costs per ounce (1)	- $/oz	1,418	1,333	1,355
All-in costs per ounce (1)	- $/oz	1,602	1,521	1,577

Gold income	- $m	2,090	1,911	3,903
Cost of sales	- $m	1,592	1,400	2,857
Total cash costs	- $m	1,300	1,163	2,334
Gross profit	- $m	563	565	1,172

Profit attributable to equity shareholders	- $m	298	362	622
	- US cents/share	71	86	148
Headline earnings	- $m	300	363	612
	- US cents/share	71	87	146
Profit before taxation	- $m	407	507	958
Adjusted EBITDA (1)	- $m	864	876	1,801
Net cash inflow from operating activities	- $m	992	467	1,268
Free cash inflow (outflow) (1)	- $m	471	(25)	104
Total borrowings	- $m	2,219	2,105	2,094
Adjusted net debt (1) (2)	- $m	740	850	765
Adjusted net debt to Adjusted EBITDA (1)	- times	0.41	0.37	0.42
Capital expenditure (including equity-accounted joint ventures)	- $m	472	461	1,100

(1) Refer to “Non-GAAP disclosure” following the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 below and the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2021, for definitions.

(2) Includes $365m Corvus acquisition cost paid during Q1 2022 and $549m received from Kibali during H1 2022.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published 5 August 2022

June 2022

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Operations at a glance
for the six months ended 30 June 2022
	Production		Cost of sales		All-in sustaining costs per ounce [1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	712	(1)	(936)	8	1,262	9	1,023	8
Kibali - Attributable. 45% [4]	157	(11)	(163)	(8)	1,003	9	756	8
Iduapriem	115	14	(153)	21	1,329	(16)	1,028	(9)
Obuasi	91	7	(115)	(1)	1,495	14	1,102	10
Siguiri - Attributable 85%	142	21	(201)	26	1,324	8	1,232	1
Geita	207	(13)	(268)	2	1,270	20	1,046	16
Non-controlling interests, admin and other			(36)	29

AUSTRALIA	254	14	(380)	10	1,375	(20)	1,204	(7)
Sunrise Dam	117	15	(185)	5	1,589	(10)	1,377	(6)
Tropicana - Attributable 70%	137	14	(180)	16	1,087	(31)	959	(8)
Admin and other			(15)	—

AMERICAS	267	2	(439)	21	1,714	25	1,062	15
Cerro Vanguardia - Attributable 92.50%	84	17	(125)	18	1,093	6	829	(5)
AngloGold Ashanti Mineração	144	(5)	(223)	14	1,931	38	1,082	22
Serra Grande	39	3	(79)	49	2,223	22	1,466	30
Non-controlling interests, admin and other			(12)	20

OTHER			—	(100)

Equity-accounted joint venture included above			163	8

AngloGold Ashanti	1,233	3	(1,592)	14	1,418	6	1,068	6

[1] Refer to note B under “Non-GAAP disclosure” for definition.
[2] Refer to note C under “Non-GAAP disclosure” for definition.
[3] Variance June 2022 six months on June 2021 six months - increase (decrease).
[4] Equity-accounted joint venture.

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Operations at a glance
for the three months ended 30 June 2022
	Production		Cost of sales		All-in sustaining costs per ounce [1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	382	5	(492)	12	1,245	6	1,028	9
Kibali - Attributable 45% [4]	82	(10)	(83)	(9)	972	3	718	8
Iduapriem	64	21	(80)	23	1,276	(21)	1,060	(8)
Obuasi	52	33	(67)	31	1,428	—	1,144	10
Siguiri - Attributable 85%	74	25	(106)	26	1,384	6	1,274	3
Geita	110	(11)	(137)	2	1,241	22	1,019	14
Non-controlling interests, admin and other			(19)	36

AUSTRALIA	127	7	(201)	12	1,424	(16)	1,247	—
Sunrise Dam	56	(2)	(97)	5	1,663	(2)	1,464	7
Tropicana - Attributable 70%	71	15	(96)	20	1,111	(29)	969	(5)
Admin and other			(8)	14

AMERICAS	136	5	(226)	15	1,788	17	1,146	18
Cerro Vanguardia - Attributable 92.50%	43	16	(62)	7	1,218	12	994	21
AngloGold Ashanti Mineração	74	—	(118)	15	1,926	22	1,119	17
Serra Grande	19	6	(41)	37	2,486	14	1,561	17
Non-controlling interests, admin and other			(5)	—

OTHER			1	—

Equity-accounted joint venture included above			83	9

AngloGold Ashanti	645	5	(835)	15	1,430	4	1,092	9

[1] Refer to note B under “Non-GAAP disclosure” for definition.
[2] Refer to note C under “Non-GAAP disclosure” for definition.
[3] Variance June 2022 three months on June 2021 three months - increase (decrease).
[4] Equity-accounted joint venture.

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Free cash flow ($m) (1)

	Six months ended Jun 2022	Six months ended Jun 2021	Year ended Dec 2021

Net cash inflow from operating activities	992	467	1,268
Capital expenditure	(434)	(429)	(1,027)
Net cash from operating activities after capital expenditure	558	38	241
Repayment of lease liabilities	(40)	(30)	(63)
Finance costs accrued and capitalised	(71)	(62)	(159)
Net cash flow after capital expenditure and interest	447	(54)	19
Other net cash inflow from investing activities	14	44	101
Add backs:
Cash restricted for use	10	(13)	(14)
Proceeds from disposal of joint venture	—	(2)	(2)
Free cash flow	471	(25)	104
(1) Refer to note F under “Non-GAAP disclosure” for definition.

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OPERATING AND FINANCIAL REVIEW

Six-month review

Production

Production for the first six months of 2022 was 1.233Moz at a total cash cost of $1,068/oz, compared to 1.200Moz at a total cash cost of $1,003/oz for the first six months of 2021. All-in sustaining costs (“AISC”) were $1,418/oz for the first six months of 2022, compared to an AISC of $1,333/oz for the corresponding period last year.

Production was up 3% year-on-year with strong production contributions from Cerro Vanguardia (+17%), Siguiri (+21%), Sunrise Dam (+15%), Iduapriem (+14%) and Tropicana (+14%). The increase in production for the group was largely driven by higher ore tonnes processed and a higher overall yield for the group.

AngloGold Ashanti recorded a 10% quarter-on-quarter increase in production to 645,000oz for the second quarter of 2022 from 588,000oz for the first quarter of 2022. The strong improvement in production was underpinned by a 37% increase in production at Obuasi, a 25% increase in production at Iduapriem, and a 13% increase in production at Geita. The Company continues to record an increasing underground grade trend with underground grades increasing 10% year-on-year, on the back of the progression of the Company’s reinvestment in the portfolio.

Costs

Total cash costs per ounce increased by 6% year-on-year to $1,068/oz in the first half of 2022, compared to $1,003/oz in the first half of 2021. Total cash costs per ounce increased below the overall inflationary rates experienced across the Company, mainly as a result of operational improvements achieved, and the increase in production recorded.

AISC rose by 6% year-on-year to $1,418/oz in the first half of 2022, compared to $1,333/oz in the first half of 2021, mainly as a result of higher total cash costs, and higher sustaining capital expenditure in line with the Brazilian tailings storage facility (“TSF”) compliance programme and the planned reinvestment objectives across the portfolio. AISC in the first half of 2022 included an estimated $42/oz impact relating to the Brazilian TSF compliance programme.

Adjusted EBITDA

Adjusted earnings before interest, tax, depreciation and amortisation (“Adjusted EBITDA”) for the first half of 2022 was $864m, compared with $876m for the first half of 2021. Adjusted EBITDA was lower year-on-year mainly due to higher operating costs and higher exploration and evaluation costs, partially offset by higher gold sold and the higher gold price received.

Earnings

Headline earnings for the first half of 2022 were $300m, or 71 US cents per share, compared with $363m, or 87 US cents per share, in the first half of 2021. Headline earnings were lower year-on-year mainly due to lower joint venture profits related to Kibali, higher operating costs, higher exploration and evaluation costs and adverse foreign currency movements. These adverse effects were partially offset by higher gold sold, higher gold price realised and lower taxation.

Basic earnings (profit attributable to equity shareholders) for the first half of 2022 were $298m, or 71 US cents per share, compared to $362m, or 86 US cents per share, in the first half of 2021.

Cash Flow

Net cash inflow from operating activities was $992m in the first half of 2022, compared to $467m in the same period last year. This increase was mainly due to higher cash receipts from Kibali and lower taxes paid. As a result of the cash receipts from Kibali, the Company recorded free cash inflow of $471m during the first half of 2022, compared to an outflow of $25m in the first half of 2021. Free cash flow before growth capital – the metric on which dividends are calculated – was $613m in the first half of 2022, compared to $125m in the first six months of 2021.

During the first half of 2022, AngloGold Ashanti received a cash distribution of $549m from the Kibali joint venture. At 30 June 2022, the Company’s attributable share of the outstanding cash balances from the DRC was $41m, which was down from $499m at 31 December 2021.

Free cash flow was impacted by continued lock-ups of value added tax ("VAT") at Geita and Kibali and foreign exchange restrictions and export duties at Cerro Vanguardia (“CVSA”):

•In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) decreased by $7m during the second quarter of 2022 to $148m at 30 June 2022 from $155m at 31 March 2022, as a result of offsetting verified VAT claims against corporate tax payments of $22m, and positive discounting adjustments of $1m, partly offset by additional VAT claims submitted of $16m. The Company plans to continue offsetting verified VAT claims against corporate taxes.

•In the DRC, the Company’s attributable share of the net recoverable VAT balance (including recoverable VAT on fuel duties and after discounting provisions) decreased by $2m during the second quarter of 2022 to $77m at 30 June 2022 from $79m at 31 March 2022.

Kibali Goldmines S.A. continues to engage in discussions with the DRC customs authorities regarding the customs claims previously reported. A formal reassessment notice has not yet been issued by the DRC customs authorities with respect to these claims.

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•In Argentina, the Company recorded a $4m decrease in the net export duty receivables (after discounting provisions) during the second quarter of 2022 to $16m at 30 June 2022 from $20m at 31 March 2022. In addition, CVSA’s cash balance decreased by $2m (equivalent) during the second quarter of 2022 to $149m (equivalent) at 30 June 2022 from $151m (equivalent) at 31 March 2022. The cash balance is available for operational requirements and to be paid to AngloGold Ashanti’s offshore ($174m (equivalent)) and onshore ($23m (equivalent)) investment holding companies in the form of declared dividends.

Applications have been made to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute offshore dividends related to the 2019 and 2020 financial years of $93m (equivalent) to AngloGold Ashanti. While the approval is pending, the cash remains fully available for CVSA’s operational and exploration requirements. Additionally, during the second quarter of 2022 dividends related to the 2021 financial year were approved and CVSA will submit a new application to the Argentinean Central Bank in order to approve the purchase of US Dollars in order to distribute an offshore dividend of $81m (equivalent). Although the applications will be higher than the current cash balances, the approval of these remittances is expected to facilitate future cash distributions.

Balance Sheet

Adjusted net debt was 13% lower year-on-year at $740m at 30 June 2022 even after funding the Corvus acquisition ($365m) and payments of the 2021 final dividend of $62m, compared to $850m at 30 June 2021. The ratio of Adjusted net debt to Adjusted EBITDA was 0.41 times at 30 June 2022 compared to 0.37 times at 30 June 2021. The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio not exceeding 1.0 times through the cycle.

During the second quarter of 2022, AngloGold Ashanti signed a new five-year unsecured multi-currency revolving credit facility (“RCF”) maturing in June 2027, with two one-year extensions on application, with a syndicate of 13 banks. This new US$1.4bn multi-currency RCF also allows for a drawing in Australian Dollars to a maximum of A$500m. This new US$1.4bn multi-currency RCF replaced the previous US$1.4bn RCF (including an A$500m RCF) put in place in 2018. The financial covenant remains at 3.5 times Adjusted net debt to Adjusted EBITDA, as in the previous facility.

At 30 June 2022, the balance sheet remained robust, with strong liquidity comprising the new US$1.4bn multi-currency RCF of which $1.3bn was undrawn; the $65m Siguiri RCF of which $30m was undrawn; the South African R150m ($9m) RMB corporate overnight facility which was undrawn; and the $150m Geita RCF, which was fully drawn. At 30 June 2022, the Company had a cash and cash equivalent balance of approximately $1.3bn, taking overall group liquidity to approximately $2.6bn.

Capital Expenditure

Capital expenditure activities such as waste stripping at Tropicana (Havana) and Iduapriem (Cut 2) continued to progress. At Geita, the underground portal development at Geita Hill East progressed according to plan and mining operations continued to ramp up at the Nyamulilima open pit. In Brazil, the Company continued its investment to convert existing TSFs to dry-stack facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry-wide requirements to meet regulatory deadlines relating to TSFs.

Total capital expenditure (including equity-accounted joint ventures) was 2% higher year-on-year at $472m in the first six months of 2022, from $461m in the first six months of 2021. Sustaining capital expenditure increased by 6% to $330m in the first six months of 2022, from $311m in the first six months of 2021. Sustaining capital expenditure included approximately $51m for the Brazilian TSF conversion in the first six months of 2022 as compared to $37m in the first six months of 2021. The strategy of improving operating flexibility through investment in Ore Reserve development and Ore Reserve expansion at sites with high geological potential remains a key priority. Growth - or non-sustaining - capital expenditure was 5% lower year-on-year at $142m in the first six months of 2022, from $150m in the first six months of 2021. This decrease was largely due to lower Obuasi project expenditure, partially offset by the deferred waste stripping investment at Tropicana.

Second quarter review

Production for the second quarter of 2022 was 645,000oz at a total cash cost of $1,092/oz, compared to 613,000oz at a total cash cost of $1,006/oz for the second quarter of 2021. AISC was $1,430/oz for the second quarter of 2022, compared to $1,380/oz for the second quarter of 2021.

Adjusted EBITDA was $426m during the second quarter of 2022, compared to $427m during the second quarter of 2021, as higher operating costs were largely offset by higher gold sold and the higher gold price received.

Net cash inflow from operating activities was $459m in the second quarter of 2022, compared to $318m recorded in the second quarter of 2021. The Company generated $203m in free cash flow during the second quarter of 2022, compared to $67m in the second quarter of 2021. Free cash flow before growth capital – the metric on which dividends are calculated – was $280m in the second quarter of 2022, compared to $149m in the second quarter of 2021.

Total capital expenditure (including equity-accounted joint ventures) was $238m in the second quarter of 2022, compared to $251m in the second quarter of 2021.

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Summary of six months-on-six months operating and cost variations:
Particulars	Six months ended Jun 2022	Six months ended Jun 2021	% Variance six months vs prior year six months
Operating review (Gold)
Production (kozs)	1,233	1,200	3

Financial review

Gold price received per ounce ($/oz) (3)	1,874	1,801	4
Total cash costs per ounce ($/oz) (3)	1,068	1,003	6
Corporate & marketing costs ($m) (1)	42	37	14
Exploration & evaluation costs ($m)	84	59	42
Capital expenditure ($m)	472	461	2
All-in sustaining costs per ounce ($/oz) (2) (3)	1,418	1,333	6
All-in costs per ounce ($/oz) (2) (3)	1,602	1,521	5
Adjusted EBITDA ($m) (3)	864	876	(1)
Net cash inflow from operating activities ($m)	992	467	112
Free cash flow ($m) (3)	471	(25)	1,984

(1) Includes administration and related expenses.
(2) World Gold Council standard.
(3) Refer to “Non-GAAP disclosure” following the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2022 below and the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2021, for definitions.

Rounding of figures may result in computational discrepancies.

FULL ASSET POTENTIAL REVIEW PROGRAMME

The Full Asset Potential (“FAP”) review programme was initiated in the first quarter of 2022 with the aim of understanding the full potential of each asset in the portfolio. The FAP review programme requires a three-month assessment for each asset covering mine design and all key operating parameters and costs, which highlights any gaps between current - and best possible - performance. The FAP assessment helps to identify and prioritise the key improvement initiatives which are then implemented over the next 6 to 24 months. This process is owned and managed by the relevant site leadership team, and rigorously tracked until full value is delivered. This work has been initiated at selected sites in each jurisdiction, starting with the Sunrise Dam mine in Australia.

The Sunrise Dam FAP assessment identified 33 improvement initiatives including the following three opportunities:

•Mine planning and strategy
The Sunrise Dam team has identified a potential pathway to significantly increase Mineral Resource and Ore Reserve, including through cutback at main pit which extends mine life by four to six years. This opportunity will require expansion of surface mining activities to include a major cutback of the main Cleo open pit, with the potential to increase net present value by between A$300m to A$350m. This opportunity is currently undergoing a feasibility study to determine the timing and finalise the economics of the project.

•Underground productivity
The current bottleneck of Sunrise Dam is underground development. The Sunrise Dam team identified an opportunity to increase productivity in development and step-change underground production to over 3.0Mt per year. Near-term solutions to alleviate this bottleneck include the re-establishment of the underground maintenance workshop which has added four hours of availability to jumbo drills, which in turn is expected to add 30m to 35m advance per month. The goal is to complete 100% of future maintenance underground by the fourth quarter of 2022 and deliver an overall uplift of approximately 60m to 70m advance per month. There is a clear path to grow underground production over the next two to three years by focusing on priority headings and implementing a new fleet management system to capture, manage, analyse and optimise mine site activity to improve operational decision-making and outcomes.

•Metallurgical recovery
The Sunrise Dam team also identified initiatives within the process plant to improve recovery rates by 0.5% to 1%, with a longer-term target of 2% to 3%. Such initiatives were identified using advanced analytics to identify optimal set points for reagents to improve leaching efficiency.

A similar FAP assessment was completed at the Siguiri mine in Guinea. The Siguiri team identified 29 improvement initiatives, including the ability to increase mining volumes and raise feed grade, and has started implementing such initiatives. The Cuiabá mine in Brazil is currently still in the process of completing its FAP assessment, and the Cuiabá team is working through 46 improvement opportunities which are expected to be fully assessed over the next few weeks. We intend to use the learnings from these initial pilots in the next wave of FAP assessments, which are expected to take place at Tropicana, Geita and Serra Grande before the end of 2022.

OUTLOOK

We remain on track to achieve guidance for 2022. However total cash costs are trending towards the top end of guidance. The Company’s production is expected to be second-half weighted, with unit costs expected to decline into the second half of 2022. As a result of Russia’s invasion of Ukraine and the resultant disruption of supply chains, certain key commodity supplies are experiencing volatility and inflationary pressures. These include oil and lubricants, ammonia-related products (explosives and cyanide) and labour. We expect inflationary

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pressures to continue to impact operating costs for the remainder of the year. Against this current global landscape, the business continues to work proactively to mitigate the impact of inflation on its cost structure through its new operating model, which is aimed at improving operating efficiencies, with the continuous Operational Excellence programme already in place, and the FAP review. The COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable and therefore no incremental additional impact is included in the cost and capital forecast ranges.

Group guidance for production remains unchanged at 2.55Moz to 2.80Moz, with the majority of the production growth expected to come from Obuasi. Across the rest of the portfolio, we anticipate some marginal improvements in production at Iduapriem, Siguiri and Geita, and consistent performances at the remaining assets.

Group guidance for total cash costs remains unchanged at $925/oz to $1,015/oz and for AISC at $1,295/oz to $1,425/oz. The total cash cost forecasts for 2022 are driven by increases in the prices of oil, consumables and logistics, with AISC further impacted by elevated levels of sustaining capital expenditure in line with the prior year. Although management anticipates that most of these inflationary pressures are catered for in the current guidance range, we remain aware of the ongoing cost pressure experienced by the Company specifically and the industry in general.

Total capital expenditure group guidance remains unchanged between $1,050m and $1,150m, with sustaining capital expenditure between $770m and $840m and non-sustaining capital expenditure between $280m and $310m. We continue to progress our reinvestment programme aimed at pursuing key growth-driven brownfield projects across the portfolio. The Company’s TSFs in Brazil are in the process of being converted to dry-stacking operations to comply with new legal requirements relating to TSFs in Brazil. Capital expenditure allocated to the Brazilian TSF compliance programme this year is approximately $90m. At Geita, the mine is undertaking a project to connect to the national grid, which is a mix of hydro and gas power. As a result, energy costs are expected to decrease. The capital expenditure forecast for the project is approximately $25m, spread over 2022 and 2023.

With respect to non-sustaining capital expenditure, approximately $100m has been allocated to Phase 3 of the Obuasi Redevelopment Project, approximately $100m at Tropicana as we progress waste stripping at Havana, and approximately $60m at Iduapriem to construct a new TSF. The balance will be spread among Geita, Siguiri and Colombia. Capital expenditure in Colombia relates to concluding feasibility studies with no project capital expenditure included in the current guidance.

Expensed exploration and study costs are guided in line with previous levels with $80m relating to North America.

The Company previously provided the following guidance for 2022, which is unchanged:

2022
Guidance
Production (000oz)		2,550 - 2,800
Costs	All-in sustaining costs ($/oz)	1,295 - 1,425
	Total cash costs ($/oz)	925 - 1,015
Capital expenditure	Total ($m)	1,050 - 1,150
	Sustaining capital expenditure ($m)	770 - 840
	Non-sustaining capital expenditure ($m)	280 - 310
Corporate administration, marketing and related expenses ($m)		75 - 85
Expensed exploration and study costs ($m)		210 - 240
Depreciation and amortisation (excluding equity joint ventures) ($m)		690 - 740
Interest and finance costs - income statement ($m)		115 - 125
Other operating expenses ($m)		45 - 55

Economic assumptions for 2022 are as follows: $/A$0.76, BRL5.30/$, AP133.00/$, ZAR15.00/$; and Brent $105/bbl.

Cost and capital forecast ranges are expressed in nominal terms. In addition, estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi Redevelopment Project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors, or factors outside our control, including inflationary pressures on our cost base, could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets. We, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable and therefore no incremental additional impact is included in the cost and capital forecast ranges. Actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (“SEC”).

SAFETY UPDATE

The Company recorded a fatality-free first six months of 2022.

The Total Recordable Injury Frequency Rate (“TRIFR”), previously known as the All-Injury Frequency Rate (“AIFR”), the broadest measure of workplace safety, improved to 1.33 injuries per million hours worked for the first six months of 2022, compared to 2.19 injuries per million hours worked for the first six months of 2021. TRIFR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors).

From a benchmarking perspective, the Company’s TRIFR for the first six months of 2022 was below the International Council on Metals and Minerals (“ICMM”) member companies’ average of 2.90 injuries per million hours worked in 2021. The rollout of the Company’s revitalised safety strategy continues at all operations, intensifying AngloGold Ashanti’s employees’ and contractors’ focus on safety practices in all workplaces in an effort to continue and sustain AngloGold Ashanti’s safety improvement. The Company continues to address high consequence incidents through the application of its Major Hazard Management process.

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COVID-19

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. The Company continues to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.

COVID-19 continues to present challenges in 2022 with absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels.

Despite the challenges presented by COVID-19 during the first half of 2022, there was only a limited immediate impact on production from COVID-19 estimated at 11,000oz at the Australian operations during the six months ended 30 June 2022, compared to an impact on production from COVID-19 estimated at 42,000oz across the Company in the six months ended 30 June 2021. The COVID-19 impact on AISC was estimated at $16/oz during the six months ended 30 June 2022, compared to an estimated impact of $54/oz for in the six months ended 30 June 2021.

OPERATING HIGHLIGHTS

The Africa region produced 712,000oz at a total cash cost of $1,023/oz for the six months ended 30 June 2022, compared to 717,000oz at a total cash cost of $946/oz for the six months ended 30 June 2021. The region’s AISC was $1,262/oz for the six months ended 30 June 2022, compared to $1,157/oz for the six months ended 30 June 2021.

Costs in the region showed an upward trend during the first six months of 2022 as some operations continued their strategy of reinvestment focusing on long-term ore source access through pre-stripping and Ore Reserve development as well as the necessary infrastructure requirements. Operational Excellence remains one of the key ongoing initiatives to unlock value for the region in the short term and to offset current cost and production headwinds.

In Ghana, gold production at Iduapriem was 115,000oz at a total cash cost of $1,028/oz for the six months ended 30 June 2022, compared to 101,000oz at a total cash cost of $1,134/oz for the same period last year. The increase in production was mainly due to higher tonnes processed and higher grades processed as the mine accesses higher grade ore tonnes from Teberebie Cut 2. Total cash costs were 9% lower year-on-year primarily as a result of higher production and efficiency improvements, partially offset by higher costs related to the increase in the fuel price, and higher royalties related to the higher gold price received. Iduapriem is in a three-year reinvestment phase and is currently undertaking extensive waste stripping in Block 7 and Block 8 to provide operational flexibility and access to higher grade ore scheduled for treatment in the near to medium term.

During the second quarter of 2022, Iduapriem’s gold production was 64,000oz at a total cash cost of $1,060/oz, compared to 53,000oz at a total cash cost of $1,151/oz in the corresponding period in 2021.

Gold production at Obuasi was 91,000oz at a total cash cost of $1,102/oz for the six months ended 30 June 2022, compared to 85,000oz at a total cash cost of $999/oz for the same period last year. Obuasi’s production continued to ramp up in the first six months of 2022, as tonnes processed increased 36% year-on-year, which was partially offset by lower grades. Total cash costs increased year-on-year mainly as a result of a portion of the prior period’s costs being classified as care and maintenance costs following the sill pillar incident in May 2021, which resulted in the temporary suspension of underground operations.

During the second quarter of 2022, Obuasi’s gold production was 52,000oz at a total cash cost of $1,144/oz, compared to 39,000oz at a total cash cost of $1,036/oz in the corresponding period in 2021.

In Tanzania, Geita produced 207,000oz at a total cash cost of $1,046/oz for the six months ended 30 June 2022, compared to 237,000oz at a total cash cost of $898/oz for the same period last year. The reduced planned production was mainly due to the lower grade Nyamulilima material being processed during the period, compared with the last of the higher grade Nyankanga stockpiles during the same period last year. Underground development continues to progress at Geita, with flexibility improving, resulting in a 14% increase year-on-year in underground grades. Total cash costs increased mainly as a result of lower production related to an overall lower yield as well as increases in logistics, fuel and other input costs, partially offset by improved plant availability and higher throughput, as well as favourable ore stockpile inventory movements.

During the second quarter of 2022, Geita’s gold production was 110,000oz at a total cash cost of $1,019/oz, compared to 123,000oz at a total cash cost of $890/oz in the corresponding period in 2021.

In Guinea, Siguiri produced 142,000oz at a total cash cost of $1,232/oz for the six months ended 30 June 2022, compared to 117,000oz at a total cash cost of $1,214/oz for the same period last year. The higher production was primarily due to a 24% increase in recovered grades and an improved recovery rate, partially offset by lower tonnes processed. Total cash costs were nearly flat year-on-year as the benefit of higher gold production was more than offset by higher operating costs related to cost increases in reagents and fuel, higher mining costs primarily due to mining fleet maintenance and component replacement as well as higher royalties paid.

During the second quarter of 2022, Siguiri produced 74,000oz at a total cash cost of $1,274/oz, compared to 59,000oz at a total cash cost of $1,231/oz in the corresponding period in 2021.

In the DRC, Kibali produced 157,000oz at a total cash cost of $756/oz for the six months ended 30 June 2022, compared to 177,000oz at a total cash cost of $699/oz for the same period last year. Gold production was lower year-on-year mainly due to lower tonnes milled, as the mine replenished stockpiles during the first quarter of 2022. Total cash costs increased mainly as a result of lower gold production, higher oil and commodity prices and higher diesel and reagent consumption. This increase was partially offset by favourable ore stockpile inventory movements.

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During the second quarter of 2022, Kibali produced 82,000oz at a total cash cost of $718/oz, compared to 91,000oz at a total cash cost of $667/oz in the corresponding period in 2021.

The Americas region produced 267,000oz at a total cash cost of $1,062/oz for the six months ended 30 June 2022, compared to 261,000oz at a total cash cost of $923/oz for the six months ended 30 June 2021. The region’s AISC was $1,714/oz for the six months ended 30 June 2022 – which included an estimated $195/oz impact relating to the Brazilian TSF compliance programme – compared to $1,371/oz for the six months ended 30 June 2021.

In Brazil, AGA Mineração produced 144,000oz at a total cash cost of $1,082/oz for the six months ended 30 June 2022, compared to 151,000oz at a total cash cost of $889/oz for the same period last year. Gold production was lower year-on-year mainly due to lower ore tonnes processed, partially offset by a 4% increase year-on-year in grades. In addition, intense rainfalls followed by widespread flooding in the state of Minas Gerais in Brazil during the first quarter of 2022 negatively impacted production. Infrastructure was inaccessible in and around the mine and employees were confined to their homes in nearby cities due to flooding. Total cash costs were higher year-on-year mainly as a result of lower gold production, an unfavourable movement in the exchange rate of the Brazilian Real against the US Dollar, as well as higher costs related to salaries, fuel, lubricants, reagents and steel. This increase was partially offset by higher by-product revenue and improved efficiencies.

During the second quarter of 2022, AGA Mineração produced 74,000oz at a total cash cost of $1,119/oz, compared to 74,000oz at a total cash cost of $956/oz in the corresponding period in 2021.

At Serra Grande, production was 39,000oz at a total cash cost of $1,466/oz for the six months ended 30 June 2022, compared to 38,000oz at a total cash cost of $1,129/oz for the same period last year. Production was higher year-on-year mainly due to higher grades and higher ore tonnes processed. Total cash costs were higher year-on-year mainly as a result of an unfavourable movement in the exchange rate of the Brazilian Real against the US Dollar, higher costs related to salaries, fuel, lubricants, explosives, reagents and steel as well as an unfavourable movement in ore stockpiles.

During the second quarter of 2022, Serra Grande produced 19,000oz at a total cash cost of $1,561/oz, compared to 18,000oz at a total cash cost of $1,334/oz in the corresponding period in 2021.

In Argentina, CVSA produced 84,000oz at a total cash cost of $829/oz for the six months ended 30 June 2022, compared to 72,000oz at a total cash cost of $872/oz for the same period last year. Production was higher year-on-year mainly due to higher grades and higher ore tonnes processed. Total cash costs were lower year-on-year mainly due to higher production, higher by-product revenue, a favourable movement in the exchange rate of the Argentinean Peso against the US Dollar and a favourable ore stockpile variance. This decrease was partially offset by higher salaries, higher consumption of materials and services and higher royalties paid.

During the second quarter of 2022, Cerro Vanguardia produced 43,000oz at a total cash cost of $994/oz, compared to 37,000oz at a total cash cost of $820/oz in the corresponding period in 2021.

The Australia region produced 254,000oz at a total cash cost of $1,204/oz for the six months ended 30 June 2022, compared to 222,000oz at a total cash cost of $1,296/oz for the six months ended 30 June 2021. The region’s AISC was $1,375/oz for the six months ended 30 June 2022, compared to $1,725/oz for the six months ended 30 June 2021.

High commodity prices and low unemployment have resulted in a fierce competition for skills causing a higher turnover rate for operators and maintenance staff. This situation has been exacerbated by the re-opening of the Australian borders and an increase in COVID-19 cases. Both Australian operations continue to experience the compound effect of skills shortages and COVID-related employee absenteeism.

Production at Sunrise Dam was 117,000oz at a total cash cost of $1,377/oz for the six months ended 30 June 2022, compared to 102,000oz at a total cash cost of $1,469/oz for the same period last year. Production was higher year-on-year mainly due to a combination of improved mill feed grades and metallurgical recoveries, resulting in a 17% improvement in yield. This increase was partially offset due to COVID-related absenteeism of critical underground operators, resulting in an estimated 11,000oz of lost production. Total cash costs were lower year-on-year primarily due to higher gold production, partially offset by higher mining costs related to the Golden Delicious open pit, higher royalties paid as well as higher labour and consumable costs.

During the second quarter of 2022, Sunrise Dam’s gold production was 56,000oz at a total cash cost of $1,464/oz, compared to 57,000oz at a total cash cost of $1,372/oz in the corresponding period in 2021.

Production at Tropicana was 137,000oz at a total cash cost of $959/oz for the six months ended 30 June 2022, compared to 120,000oz at a total cash cost of $1,039/oz for the same period last year. Production was higher year-on-year mainly due to higher volumes processed and higher grades. Total cash costs improved 8% year-on-year mainly as a result of higher gold production, partially offset by higher fuel, labour and parts and equipment costs, higher royalties paid and an increase in underground mining costs related to the Boston Shaker underground mine.

During the second quarter of 2022, Tropicana produced 71,000oz at a total cash cost of $969/oz, compared to 62,000oz at a total cash cost of $1,023/oz in the corresponding period in 2021.

UPDATE ON CAPITAL PROJECTS

Obuasi
While the Obuasi mine continued to progress its ramp-up plan during the first six months of 2022, the mine did experience some challenges during the period which impacted tonnes mined and meters developed. In the first quarter of 2022, there were challenges related to the paste fill plant availability. The paste fill plant is key to filling primary stopes to allow the mining of secondary stopes at Obuasi and a new pump is expected to be commissioned in the first half of 2023. During the second quarter of 2022, there were challenges related to low equipment availability and utilisation. As a result, underground tonnes mined in the first six months of 2022 were below plan and, at the end of June 2022, approximately 35% below the 4,000 tonnes per day target. However, by the end of the second quarter of 2022, the paste fill plant performance had improved significantly, to about 1,517m3 from 1,083m3 at the end of the first quarter of 2022.

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By contrast, tonnes processed during the first six months of 2022 were ahead of plan mainly due to supplementing underground feed with historical tailings material from Kokoteasua TSF which was processed during the period. As a result, gold production for the first six months of 2022 was in line with plan.

During the second six months of 2022, higher volumes are expected from the underground operations with improved ventilation, performance from the paste fill plant and other efficiency improvement initiatives.

During July 2022, the mine prioritised underground stoping. Mined underground ore tonnes have also improved with the seven-day rolling average to 25 July 2022 improving 13%, when compared to the seven-day rolling average to 7 July 2022, to 3,950 tonnes per day at an average mill grade of 7.5g/t.

The Obuasi mine expects to maintain these levels of ore production which are anticipated to underpin the second half weighted production forecast. The mine is still on track to deliver annual gold production guidance of about 240,000oz to 260,000oz at an all-in sustaining cost of approximately $1,250/ oz to $1,350/oz, and with total cash costs of about $900/oz to $1,000/oz.

Phase 3 of the Obuasi redevelopment project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continues to progress and is expected to continue as planned through to the end of 2023.

Tropicana
Completion of a recent scoping study on the Havana underground mineralisation has justified the commencement of a pre-feasibility study (“PFS”). As part of the PFS, the development of the “Havana Link” drive is being considered. This development will extend from the Tropicana decline and has the potential to provide multiple benefits including additional ventilation for the existing underground mine at Tropicana, a drilling platform to access high grade mineralisation between Tropicana and Havana, and early access to the Havana underground for continuing infill and verification drilling as part of the PFS.

Nevada
AngloGold Ashanti’s project team has integrated the Corvus assets and project data during the first six months of 2022 to establish priorities for the remainder of the year. For the second half of 2022, multiple activities are planned to take place in the district with work at North Bullfrog and Silicon to convert Mineral Resource to Ore Reserve as priorities. The Company completed planning for feasibility study work at North Bullfrog and also commenced a PFS at Silicon along with further drilling at the Merlin deposit. An eagle permit was received for the Silicon project area during the first quarter of 2022 and the project permitting process for North Bullfrog is expected to commence in the second half of 2022. Given the various exploration targets across the tenement, the Company’s exploration priorities for the district are being reviewed and are being prioritised to take place over the next few years in a staged manner.

Quebradona
Following the decision of Colombia’s environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application relating to the Quebradona project, AngloGold Ashanti filed an appeal seeking to secure further details on the specific additional information ANLA would require in order to be able to make a decision on AngloGold Ashanti’s licence submission. On 29 April 2022, AngloGold Ashanti was informed that ANLA has dismissed the appeal and confirmed the decision to archive the Company’s application.

AngloGold Ashanti continues to review and analyse the further information identified as part of ANLA’s decision. The objective is to prepare, submit and process a new environmental licence request for Quebradona in due course.

Gramalote
Based on preliminary results of the optimised feasibility study for the Gramalote gold project in Colombia, a joint operation between B2Gold Corp. (“B2Gold”) and AngloGold Ashanti, the partners have determined that the project does not currently meet their investment thresholds for development at this time. Therefore, in conjunction with finalising the Gramalote feasibility study by the end of the third quarter of 2022, B2Gold and AngloGold Ashanti intend to jointly complete a comprehensive review of the alternatives relating to the project. The interests of all stakeholders will be considered in making a decision on the future of the project.

EXPLORATION UPDATE

For detailed disclosure on the exploration work done during the six months ended 30 June 2022, see the Exploration Update document on the Company’s website at www.anglogoldashanti.com on both Brownfields and Greenfields exploration programmes.

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EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Independent auditor’s review report on the condensed consolidated interim financial statements

To the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated interim financial statements of AngloGold Ashanti Limited contained in the accompanying interim report on pages 13 to 33, which comprise the condensed consolidated statement of financial position as at 30 June 2022 and the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six months then ended, and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Interim Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of condensed consolidated interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of AngloGold Ashanti Limited for the six months ended 30 June 2022 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Fatima Norkie - Director
Registered Auditor
Chartered Accountant (SA)
3 August 2022

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GROUP - INCOME STATEMENT

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2022	2021	2021
US Dollar million	Notes	Reviewed	Reviewed	Reviewed

Revenue from product sales	2	2,155	1,965	4,029
Cost of sales	3	(1,592)	(1,400)	(2,857)
Gross profit		563	565	1,172
Corporate administration, marketing and related expenses		(42)	(37)	(73)
Exploration and evaluation costs		(84)	(59)	(164)
Impairment, derecognition of assets and (loss) profit on disposal		(2)	(1)	11
Other (expenses) income	4	(13)	(26)	(136)
Operating profit		422	442	810
Interest income		31	29	58
Foreign exchange and fair value adjustments		(53)	(31)	(43)
Finance costs and unwinding of obligations	5	(65)	(55)	(116)
Share of associates and joint ventures’ profit	6	72	122	249
Profit before taxation		407	507	958
Taxation	7	(94)	(134)	(312)
Profit for the period		313	373	646

Allocated as follows:
Equity shareholders		298	362	622
Non-controlling interests		15	11	24
		313	373	646

Basic profit per ordinary share (US cents) (1)		71	86	148
Diluted profit per ordinary share (US cents) (2)		71	86	148

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the six months ended 30 June 2022 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Mark Pringle (BComm), the group’s Interim SVP: Finance. This process was supervised by Mr Ian Kramer (CA (SA)), the group’s Interim Chief Financial Officer and Mr Alberto Calderon (PhD, MPhil, MA, BA (Economics), Juris Doctor (Law)), the group’s Chief Executive Officer. The financial statements for the six months ended 30 June 2022 were reviewed, but not audited, by the group’s statutory auditors, Ernst & Young Inc.

Comparative periods have been retrospectively restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 15.

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GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

Profit for the period	313	373	646

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(22)	(10)	(22)
Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations	3	2	(3)
Net loss on equity investments	(37)	(40)	(73)
Actuarial loss recognised	—	—	(1)
Deferred taxation thereon	14	(4)	(6)
	(20)	(42)	(83)

Other comprehensive loss for the period, net of tax	(42)	(52)	(105)

Total comprehensive income for the period, net of tax	271	321	541

Allocated as follows:
Equity shareholders	256	310	517
Non-controlling interests	15	11	24
	271	321	541

Comparative periods have been retrospectively restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 15.

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GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Jun	Jun	Dec
		2022	2021	2021
			Restated(1)	Restated(1)
US Dollar million	Notes	Reviewed	Reviewed	Reviewed

ASSETS
Non-current assets
Tangible assets		4,081	3,147	3,493
Right of use assets		202	163	175
Intangible assets		116	127	122
Investments in associates and joint ventures		1,162	1,696	1,647
Other investments		18	148	117
Inventories		6	47	27
Trade, other receivables and other assets		218	254	237
Deferred taxation		29	7	7
Cash restricted for use		32	32	32
		5,864	5,621	5,857

Current assets
Inventories		720	690	703
Trade, other receivables and other assets		335	277	260
Cash restricted for use		34	29	26
Cash and cash equivalents		1,266	1,081	1,154
		2,355	2,077	2,143

Total assets		8,219	7,698	8,000

EQUITY AND LIABILITIES
Share capital and premium	9	7,237	7,221	7,223
Accumulated losses and other reserves		(2,994)	(3,373)	(3,181)
Shareholders’ equity		4,243	3,848	4,042
Non-controlling interests		30	47	52
Total equity		4,273	3,895	4,094

Non-current liabilities
Borrowings		1,953	1,726	1,858
Lease liabilities		138	124	124
Environmental rehabilitation and other provisions		671	715	729
Provision for pension and post-retirement benefits		75	85	77
Trade, other payables and provisions		6	7	7
Deferred taxation		322	267	313
		3,165	2,924	3,108

Current liabilities
Borrowings		52	203	51
Lease liabilities		76	52	61
Trade, other payables and provisions		637	589	647
Taxation		16	35	39
		781	879	798

Total liabilities		3,946	3,803	3,906

Total equity and liabilities		8,219	7,698	8,000

(1) The tangible assets and accumulated losses and other reserve balances for 30 June 2021 and 31 December 2021 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. Refer to note 15.

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GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2022	2021	2021
US Dollar million	Notes	Reviewed	Reviewed	Reviewed
Cash flows from operating activities
Receipts from customers		2,150	1,977	4,054
Payments to suppliers and employees		(1,620)	(1,363)	(2,701)
Cash generated from operations	11	530	614	1,353
Dividends received from joint ventures (1)		549	71	231
Taxation refund		—	7	20
Taxation paid		(87)	(225)	(336)
Net cash inflow from operating activities		992	467	1,268

Cash flows from investing activities
Capital expenditure		(434)	(429)	(1,027)
Interest capitalised and paid		(1)	(9)	(14)
Acquisition of assets (2)		(365)	—	—
Acquisition of intangible assets		—	—	(1)
Dividends from other investments		8	12	22
Proceeds from disposal of tangible assets		—	2	25
Other investments and assets acquired		(16)	(5)	(4)
Proceeds from disposal of joint ventures		—	2	2
Loans advanced		—	(10)	(15)
(Increase) decrease in cash restricted for use		(10)	13	14
Interest received		32	29	58
Net cash outflow from investing activities		(786)	(395)	(940)

Cash flows from financing activities
Proceeds from borrowings		202	7	822
Repayment of borrowings		(96)	(7)	(820)
Repayment of lease liabilities		(40)	(30)	(63)
Finance costs – borrowings		(49)	(49)	(111)
Finance costs – leases		(5)	(5)	(9)
Other borrowing costs		(11)	—	(35)
Dividends paid		(69)	(207)	(240)
Net cash outflow from financing activities		(68)	(291)	(456)

Net increase (decrease) in cash and cash equivalents		138	(219)	(128)
Translation		(26)	(30)	(48)
Cash and cash equivalents at beginning of period		1,154	1,330	1,330
Cash and cash equivalents at end of period		1,266	1,081	1,154

(1) Received from Kibali.

(2) On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc. (“Corvus”), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus.

Under the terms of the arrangement, the shareholders of Corvus (other than the AngloGold Ashanti group) received C$4.10 in cash per Corvus share. The acquisition was concluded to represent an asset acquisition under IFRS.

The total consideration was $460m, including a non-cash consideration of $95m. The non-cash consideration primarily represents the fair value of $80m of the 19.5% Corvus investment held by the group prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.

The Company has completed its analysis to assign fair values to all identifiable assets acquired and liabilities assumed. In accordance with asset acquisition accounting, the Company has allocated the total purchase consideration to these identifiable assets based on their relative fair values at the date of the acquisition to leased mineral properties & exploration results of $450m and water rights of $10m.

Comparative periods have been retrospectively restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 15.

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GROUP – STATEMENT OF CHANGES IN EQUITY

	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings (1)	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve (2)	Total	Non-controlling interests	Total equity

US Dollar million

Balance at 31 December 2020 Restated Reviewed	7,214	77	(2,308)	131	1	(1,387)	3,728	45	3,773
Profit for the period			362				362	11	373
Other comprehensive loss				(43)	(1)	(8)	(52)		(52)
Total comprehensive income (loss)	—	—	362	(43)	(1)	(8)	310	11	321
Shares issued	7						7		7
Share-based payment for share awards net of exercised		1					1		1
Dividends paid			(199)				(199)		(199)
Dividends of subsidiaries							—	(8)	(8)
Translation		1					1	(1)	—
Balance at 30 June 2021 Restated Reviewed	7,221	79	(2,145)	88	—	(1,395)	3,848	47	3,895

Balance at 31 December 2021 Restated Reviewed	7,223	84	(1,904)	53	(2)	(1,412)	4,042	52	4,094
Profit for the period			298				298	15	313
Other comprehensive loss				(23)		(19)	(42)		(42)
Total comprehensive income (loss)	—	—	298	(23)	—	(19)	256	15	271
Shares issued	14						14		14
Share-based payment for share awards net of exercised		(7)					(7)		(7)
Dividends paid			(62)				(62)		(62)
Dividends of subsidiaries							—	(37)	(37)
Transfer on derecognition of equity investment			69	(69)			—		—
Balance at 30 June 2022 Reviewed	7,237	77	(1,599)	(39)	(2)	(1,431)	4,243	30	4,273

(1) The (Accumulated losses) Retained earnings balances have been restated due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. Refer to note 15.

(2) Foreign currency translation reserve includes a loss of $1,396m (Dec 2021: $1,399m; Jun 2021: $1,394m) that will not re-cycle through the Income Statement on disposal of non-foreign operations, and a loss of $35m (Dec 2021: $13m; Jun 2021: $1m) relating to foreign operations that will re-cycle through the Income Statement on disposal.

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Segmental reporting
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

The reportable segment information is aligned with the group’s new operating model which was announced in 2021 and implemented during 2022.

Under the new operating model, the manner in which the financial results are reported to the CODM and the composition of the operating segments continue to be reported per geographical region. In addition, a new segment, Projects has been introduced from the implementation of the new operating model (previously reported under the America’s segment). The Projects segment comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. The comparative information of the effected operating segment information has been restated.

In addition to the geographical reportable segments structure, the group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
Gold income
US Dollar million	Reviewed	Reviewed	Reviewed

AFRICA *	1,386	1,360	2,644
Kibali - Attributable 45%	281	322	659
Iduapriem	224	186	361
Obuasi	165	164	204
Siguiri	321	252	545
Geita	395	436	875

AUSTRALIA *	475	398	890
Sunrise Dam	218	185	416
Tropicana - Attributable 70%	257	213	474

AMERICAS *	510	475	1,028
Cerro Vanguardia	168	130	279
AngloGold Ashanti Mineração	267	274	600
Serra Grande	75	71	149

	2,371	2,233	4,562
Equity-accounted joint venture included above	(281)	(322)	(659)
	2,090	1,911	3,903

By-product revenue
US Dollar million	Reviewed	Reviewed	Reviewed

AFRICA *	3	3	5
Kibali - Attributable 45%	1	1	2
Iduapriem	—	—	1
Obuasi	1	1	—
Siguiri	—	—	1
Geita	1	1	1

AUSTRALIA *	2	2	4
Sunrise Dam	1	1	1
Tropicana - Attributable 70%	1	1	3

AMERICAS *	61	50	119
Cerro Vanguardia	44	40	93
AngloGold Ashanti Mineração	17	10	26

	66	55	128
Equity-accounted joint venture included above	(1)	(1)	(2)
	65	54	126

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Segmental reporting (continued)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
Cost of sales
US Dollar million	Reviewed	Reviewed	Reviewed

AFRICA *	936	869	1,650
Kibali - Attributable 45%	163	178	350
Iduapriem	153	126	238
Obuasi	115	116	164
Siguiri	237	187	410
Geita	268	262	488

AUSTRALIA *	380	346	740
Sunrise Dam	185	176	364
Tropicana - Attributable 70%	180	155	346
Admin and other	15	15	30

AMERICAS *	439	364	822
Cerro Vanguardia	135	115	261
AngloGold Ashanti Mineração	223	195	435
Serra Grande	79	53	123
Admin and other	2	1	3

CORPORATE AND OTHER	—	(1)	(5)

	1,755	1,578	3,207
Equity-accounted joint venture included above	(163)	(178)	(350)
	1,592	1,400	2,857

Gross profit (1)
US Dollar million	Reviewed	Reviewed	Reviewed

AFRICA *	452	493	999
Kibali - Attributable 45%	118	145	311
Iduapriem	71	61	124
Obuasi	51	48	41
Siguiri	84	65	135
Geita	128	174	388

AUSTRALIA *	97	53	153
Sunrise Dam	33	10	53
Tropicana - Attributable 70%	79	58	130
Admin and other	(15)	(15)	(30)

AMERICAS *	132	162	325
Cerro Vanguardia	77	55	111
AngloGold Ashanti Mineração	61	90	191
Serra Grande	(4)	17	26
Admin and other	(2)	—	(3)

CORPORATE AND OTHER	—	2	6

	681	710	1,483
Equity-accounted joint venture included above	(118)	(145)	(311)
	563	565	1,172

(1) The group’s segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation, refer to the group income statement.

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Segmental reporting (continued)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
Amortisation
US Dollar million	Reviewed	Reviewed	Reviewed

AFRICA *	162	126	268
Kibali - Attributable 45%	45	49	105
Iduapriem	32	8	19
Obuasi	16	11	22
Siguiri	24	22	47
Geita	45	36	75

AUSTRALIA * (1)	77	63	150
Sunrise Dam	26	25	60
Tropicana - Attributable 70%	50	37	88
Admin and other	1	1	2

AMERICAS *	88	72	161
Cerro Vanguardia	17	11	27
AngloGold Ashanti Mineração	51	49	108
Serra Grande	20	11	25
Admin and other	—	1	1

CORPORATE AND OTHER	2	1	3

	329	262	582
Equity-accounted joint venture included above	(45)	(49)	(105)
	284	213	477

(1) The Australia total assets include property, plant and equipment, cash, leased assets, inventory and others assets which the group is unable to allocate and disaggregate on a reasonable basis between the different mining operations, as some of these assets represent shared assets between the mining operations within the Australia geographical region. The amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets and for which the group can disaggregate and allocate on a reasonable basis to the different mining operations within the geographical region.

Capital expenditure		Restated(1)	Restated(1)
US Dollar million	Reviewed	Reviewed	Reviewed

AFRICA *	217	226	506
Kibali - Attributable 45%	38	32	72
Iduapriem	53	44	105
Obuasi	64	92	168
Siguiri	11	12	38
Geita	51	46	123

AUSTRALIA *	93	101	185
Sunrise Dam	20	39	62
Tropicana - Attributable 70%	73	62	122
Admin and other	—	—	1

AMERICAS *	154	109	346
Cerro Vanguardia	21	11	69
AngloGold Ashanti Mineração	104	72	195
Serra Grande	29	26	82

PROJECTS * (1)	7	25	52
Colombian projects	6	25	52
North American projects	1	—	—

CORPORATE AND OTHER	1	—	11

	472	461	1,100
Equity-accounted joint venture included above	(38)	(32)	(72)
	434	429	1,028

(1)A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.

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Segmental reporting (continued)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
Total assets		Restated(1)(3)	Restated(1)(3)
US Dollar million	Reviewed	Reviewed	Reviewed

AFRICA *	3,988	4,164	4,226
Kibali - Attributable 45%	1,120	1,647	1,604
Iduapriem	405	345	386
Obuasi	1,125	981	1,036
Siguiri	530	473	463
Geita	804	712	732
Admin and other	4	6	5

AUSTRALIA (2)	986	1,048	1,034

AMERICAS *	1,647	1,375	1,573
Cerro Vanguardia	514	459	491
AngloGold Ashanti Mineração	855	649	781
Serra Grande	250	192	252
Admin and other	28	75	49

PROJECTS * (3)	694	282	313
Colombian projects	216	196	211
North American projects	478	86	102

CORPORATE AND OTHER	904	829	854

	8,219	7,698	8,000

*The operating segments continue to be presented per geographical region. The additional information disaggregated and disclosed for each mining operation has been provided by the group to facilitate comparability of mine performance.

(1) The total asset balances for 30 June 2021 and 31 December 2021 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. Refer to note 15.

(2) The Australia total assets include property, plant and equipment, cash, leased assets, inventory and others assets which the group is unable to allocate and disaggregate on a reasonable basis between the different mining operations, as some of these assets represent shared assets between the mining operations within the Australia geographical region. The amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets and for which the group can disaggregate and allocate on a reasonable basis to the different mining operations within the geographical region.

(3) A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.

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Notes
for the six months ended 30 June 2022

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group prepares interim financial statements for the six months ended 30 June and 31 December, and annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2021, except for the adoption of new or amended standards applicable from 1 January 2022 which other than the impact as set out below, had no material impact on the financial statements of the group.

The group adopted and retrospectively applied the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022, which resulted in a changed accounting policy and retrospective impact adjustments as disclosed in note 15.

These condensed consolidated interim financial statements of AngloGold Ashanti Limited (“AngloGold Ashanti” or the “Company”) have been prepared in compliance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standard (“IFRS”), IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), the South African Institute of Chartered Accountants (“SAICA”) Financial Reporting Guides as issued by the Accounting Practices Committee, the Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2022. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2021.

2 Revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

Gold income	2,090	1,911	3,903
By-products	65	54	126
Revenue from product sales	2,155	1,965	4,029

3 Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

Cash operating costs	1,205	1,077	2,160
Royalties	88	80	162
Other cash costs	7	6	12
Total cash costs	1,300	1,163	2,334
Retrenchment costs	4	1	2
Rehabilitation and other non-cash costs	(4)	12	38
Amortisation of tangible assets	243	182	411
Amortisation of right of use assets	40	30	63
Amortisation of intangible assets	1	1	3
Inventory change	8	11	6
	1,592	1,400	2,857

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4 Other expenses (income)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

Care and maintenance	—	13	45
Government fiscal claims	8	2	7
Legacy TSF obligations	(7)	2	9
Pension and medical defined benefit provisions	3	3	7
Royalty received	(1)	(2)	(2)
Retrenchment and related costs	—	1	18
Legal fees and project costs	1	—	10
Other indirect taxes	9	7	18
Premium on settlement of bonds	—	—	24
	13	26	136

5 Finance costs and unwinding of obligations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

Finance costs - borrowings	54	48	101
Finance costs - leases	5	5	9
Unwinding of obligations	6	2	6
	65	55	116

The interest included within finance costs is calculated at effective interest rates.

6 Share of associates and joint ventures’ profit

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

Revenue	298	341	697
Operating costs and other expenses	(198)	(186)	(370)
Net interest (paid) received	(1)	4	7
Profit before taxation	99	159	334
Taxation	(27)	(37)	(85)
Profit after taxation	72	122	249

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7 Taxation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

South African taxation
Normal taxation	1	—	—
Prior year over provision	—	(1)	(1)
	1	(1)	(1)

Foreign taxation
Normal taxation	87	115	252
Prior year over provision	—	—	(3)
Deferred taxation
Temporary differences	3	14	52
Prior year under provision	—	—	4
Change in estimate	3	4	6
Change in statutory tax rate	—	2	2
	93	135	313

	94	134	312

Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $6m (2021: $7m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 30 June 2022. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $22m (2021: $19m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $74m(1) (2021: $74m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months as at 30 June 2022. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $50m (2021: $48m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.

(1) Includes reduction of overall exposure by $50m (2021: $48m) as described above.

Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $14m (2021: $14m). The claim relates to corporate income taxes, where certain business expenses have been disallowed as a deduction

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for tax purposes. Management filed an objection to the assessment in September 2020 and a tax appeal with the High Court during the fourth quarter of 2021. The Ghana Revenue Authority has proposed out of court settlement to close the matter. Management is of the opinion that the Ghana Revenue Authority is unlikely to succeed in this matter and therefore no provision has been made.

Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.'s tax return for the 2010 year of assessment totaling $8m (attributable) (2021: $8m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (2021: $2m (attributable)). A meeting was held in February 2022 under the Minister of Budget Tax advisor’s chairmanship, calling for the formation of a tripartite committee to review the claim and resolve the issue. The committee is yet to be constituted.

Mali – Yatela and AGA Mali Services
The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.'s tax returns for periods of 2012 to 2019 totaling $4m (attributable) (2021: $4m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2020 amounting to $312m (2021: $291m) including an adjusted tax assessment relating to the 2020 tax year of $21m received in June 2022. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid $25m (2021: $25m) under protest. Management has objected and appealed through various levels of the administrative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19
As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA) and resulted in an alternative minimum tax refund of $7m received during 2021. Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic. Management continues to evaluate these tax measures and applies them when appropriate.

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8 Headline earnings

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:
Profit attributable to equity shareholders	298	362	622
Net impairment on property, plant and equipment and right of use asset (1)	—	2	2
Derecognition of assets (1)	1	—	4
Loss (profit)on disposal of tangible assets (1)	1	(1)	(17)
Taxation on net loss (profit) on disposal of tangible assets	—	—	1
Headline earnings	300	363	612

Headline earnings per ordinary share (US cents) (2)	71	87	146
Diluted headline earnings per ordinary share (US cents) (3)	71	87	146

(1) Tax effect has not been disclosed as the tax is less than $1m.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	418,045,117	417,155,042	417,272,178
Fully vested options	1,949,302	1,834,464	2,483,449
Weighted average number of shares	419,994,419	418,989,506	419,755,627
Dilutive potential of share options	68,524	64,307	301,076
Dilutive number of ordinary shares	420,062,943	419,053,813	420,056,703

9 Share capital and premium

	As at	As at	As at
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed
Share capital
Authorised: (1)
600,000,000 ordinary shares of 25 SA cents each	23	23	23
	23	23	23

Issued and fully paid:
418,375,210 (Jun 2021: 417,345,340; Dec 2021: 417,501,452) ordinary shares in issue of 25 SA cents each	17	17	17
	17	17	17

Share premium
Balance at beginning of period	7,206	7,250	7,250
Ordinary shares issued	14	7	9
Preference shares redeemed (1)			(53)
	7,220	7,257	7,206
Less: held within the group
Redeemable preference shares		(53)
Balance at end of period	7,220	7,204	7,206
Share capital and premium	7,237	7,221	7,223

(1) During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled.
All redeemable preference shares were removed from authorised share capital at the Annual General Meeting held on 16 May 2022.

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10 Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	1,909	1,931	1,931
Proceeds from borrowings	202	7	822
Repayment of borrowings	(96)	(7)	(820)
Finance costs paid on borrowings	(43)	(53)	(115)
Interest charged to the income statement	48	51	106
Other borrowing cost	—	—	(11)
Deferred loan fees	(9)	—	(4)
Translation	(6)	—	—
Closing balance	2,005	1,929	1,909

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	43	53	115
Capitalised finance cost	(1)	(9)	(14)
Commitment fees, environmental guarantees fees and other	7	5	10
Total finance costs paid	49	49	111

Reconciliation of lease liabilities
Opening balance	185	153	153
Lease liabilities recognised	75	54	103
Repayment of lease liabilities	(40)	(30)	(63)
Finance costs paid on lease liabilities	(5)	(5)	(9)
Interest charged to the income statement	5	5	9
Change in estimate	(3)	—	—
Translation	(3)	(1)	(8)
Closing balance	214	176	185

LIBOR linked borrowings
The IBOR Phase 2 amendments became effective on 1 January 2021. The amendments had no material impact on the group financial statements as management is in the process of negotiating new reference rates on the IBOR linked borrowings, with bank syndicates.

During the first half of 2022, the $1.4bn multi-currency RCF was repaid and replaced with a new five-year unsecured $1.4bn multi-currency RCF with interest charged at a margin of 1.45% above SOFR adjusted for CAS. The $65m Siguiri RCF, which was due to mature on 3 May 2002, was extended on 29 April 2022 for three months and the interest rate amended to a fixed rate plus 8.5%.

The table below provides further detail on revolving credit facilities (RCFs) which reference LIBOR. These facilities have yet to transfer to an alternative benchmark interest rate:

US Dollar million	Carrying value at 30 June 2022	Repayable within one year	Repayable within one to two years
Geita RCF ($150m) (1)	63	—	—

(1) The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$87m and this component bears interest at 12.5%. The remaining component currently bears interest at LIBOR plus 6.7%. The Geita RCF was fully drawn at 30 June 2022. The Geita RCF matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.

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11 Cash generated from operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

Profit before taxation	407	507	958
Adjusted for:
Amortisation of tangible and right of use assets	283	212	474
Amortisation of intangible assets	1	1	3
Finance costs and unwinding of obligations	65	55	116
Environmental rehabilitation, silicosis and other provisions	(40)	(21)	(20)
Impairment, derecognition of assets and loss on disposal	2	2	7
Other expenses	11	14	61
Profit on sale of assets	—	(2)	(22)
Interest income	(31)	(29)	(58)
Share of associates and joint ventures’ profit	(72)	(122)	(249)
Other non-cash movements	37	17	30
Movements in working capital	(133)	(20)	53
	530	614	1,353

Movements in working capital:
(Increase) decrease in inventories	(7)	60	58
(Increase) decrease in trade and other receivables	(98)	(75)	(49)
(Decrease) increase in trade, other payables and provisions	(28)	(5)	44
	(133)	(20)	53

12    Financial risk management activities

Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Other investments
Listed equity investments classified as fair value through other comprehensive income (FVTOCI) are carried at fair value in level 1 of the fair value hierarchy and warrants classified as fair value through profit and loss (FVTPL) are carried at fair value in level 2 of the fair value hierarchy.
Borrowings
The rated bonds are carried at amortised cost and their fair values, in level 1 of the fair value hierarchy, are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at	As at
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

Carrying amount	2,005	1,929	1,909
Fair value	1,802	2,085	2,011

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Other financial assets and financial liabilities
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Types of instruments:

Securities
		Jun	2022			Jun	2021			Dec	2021
	Reviewed				Reviewed				Reviewed
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value:
Other equity securities FVOCI	15			15	147			147	116			116
Other equity securities FVTPL (1)		3		3
Deferred compensation asset			19	19			26	26			25	25

(1) Included in equity securities - FVTPL are warrants to purchase common shares in PureGold Mining Inc. (“PureGold”). The fair value of the warrants were less than $1m as at 30 June 2021 and 31 December 2021.

Level 2 Financial assets

The fair value measurements of the PureGold warrants as at 30 June 2022 have been categorised as Level 2 fair values based on observable market data other than quoted market prices. The warrants have been valued using the Black-Scholes Model which takes into account the following inputs:

•Volatility of the underlying asset (i.e. the PureGold shares);
•Strike price of the warrants;
•Canadian risk free interest rate; and
•Time to expiration.

The warrants have expiration dates of 25 November 2022 and 15 April 2023.

Level 3 financial assets

On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited (Harmony). The transaction closed on 30 September 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The two components of the deferred compensation assets are calculated as follows:

a.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $19m is being recognised in the statement of financial position as at 30 June 2022.

b.$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of reserves. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions. Under the conditions prevailing as at 30 June 2022, no portion of deferred compensation below infrastructure has been recognised.

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Reconciliation of deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

			As at	As at
			Jun	Dec
			2022	2021
US Dollar million			Reviewed	Reviewed
Opening balance			25	28
Unwinding of the deferred compensation asset			1	2
Changes in estimates - fair value adjustments (1)			(7)	(3)
Translation			—	(2)
Closing balance (2)			19	25

(1) Included in the Income Statement in Foreign exchange and fair value adjustments
(2) Included in the Statement of Financial Position in Non-current Trade, other receivables and other assets

Sensitivity analysis
The table below illustrates the impact if the weighted number of ounces used in the weighted probability calculation increases or decreases over the period calculated on the fair value of the deferred compensation asset.

	Percentage change in number of ounces	Change in deferred compensation asset $m	Percentage change in number of ounces	Change in deferred compensation asset $m
	Jun 2022		Dec 2021
Effect of changes in assumptions
Increase in number of ounces	+10%	2	+10%	3
Decrease in number of ounces	-10%	(2)	-10%	(3)

The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, in connection with plans for the eventual end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $9.6m for a current carrying value of the liability of AUD $127.6m. At Iduapriem, we have provided a bond comprising of a cash component of $10.8m with a further bond guarantee amounting to $38.8m issued by ABSA Bank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $49.7m. At Obuasi, we have provided a bond comprising of a cash component of $21.54m with a further bank guarantee amounting to $30m issued by Stanbic Bank Ghana Limited and United Bank for Africa Ghana Limited (UBA) for a current carrying value of the liability of $193.3m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

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13 Capital commitments

	As at	As at	As at
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Reviewed	Reviewed	Reviewed

Orders placed and outstanding on capital contracts at the prevailing rate of exchange	246	217	146

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14 Contractual commitments and contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2022 and 31 December 2021 are detailed below:

Litigation claims

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 7.

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15    New and amended standards adopted by the group

AngloGold Ashanti adopted amended IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022.

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The cost allocation requires significant judgement in terms of this amendment. An entity applies the amendments retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The adoption of the amendment on 1 January 2022 resulted in a retrospective increase in property, plant and equipment and gross profit of $33m as at 31 December 2020. There was no impact on the 2021 results as no revenue was capitalised in 2021. The effects of the 2020 restatement is included in the accumulated losses opening balance of the 2021 financial reporting period. The impact arises from the reclassification of revenue, cost of sales, and tangible assets and the resulting amortisation recalculation, resulting exclusively from the redevelopment of the Obuasi mine. No other operation was impacted by the adoption of the amendment.

	June 2021			December 2021
US Dollar million	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
Statement of financial position
Tangible assets	3,114	33	3,147	3,460	33	3,493
(Accumulated losses) and other reserves	(3,406)	33	(3,373)	(3,214)	33	(3,181)

Statement of changes in equity
(Accumulated losses) Retained earnings	(2,178)	33	(2,145)	(1,937)	33	(1,904)

In accordance with the transitional provisions in IAS 16, AngloGold Ashanti has applied IAS 16 retrospectively to each prior reporting period presented in accordance with IAS 8 Accounting policies, Changes in Accounting Estimates and Errors.

16 COVID-19 pandemic

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. The Company continues to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.

COVID-19 continues to present challenges in 2022 with absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels.

17 Announcements and subsequent events

AngloGold Ashanti’s CFO Christine Ramon retired in June 2022
On 30 June 2022, Ms. Christine Ramon took early retirement from her role as Chief Financial Officer, after more than seven years with the Company. Effective 1 July 2022, Mr. Ian Kramer has been appointed as Interim Chief Financial Officer until such date as a replacement Chief Financial Officer has been appointed.

Debt Refinancing
During June 2022, AngloGold Ashanti signed a new five-year unsecured multi-currency revolving credit facility (“RCF”) maturing in June 2027, with two one-year extensions on application, with a syndicate of 13 banks. This new US$1.4bn multi-currency RCF also allows for a drawing in Australian Dollars to a maximum of A$500m. This new US$1.4bn multi-currency RCF replaces the previous US$1.4bn RCF (including an A$500m RCF) put in place in 2018.

AngloGold Ashanti approved to list on A2X
AngloGold Ashanti was approved for a secondary listing on A2X Markets (“A2X”) and its shares were available for trading from 6 June 2022. AngloGold Ashanti’s listings on the Johannesburg Stock Exchange (“JSE”), the New York Stock Exchange (“NYSE”), the Australian Securities Exchange (“ASX”) and Ghana Stock Exchange (“GhSE”) were maintained. The issued share capital is unaffected by the additional listing on A2X. A2X is a licenced stock exchange authorised to provide a secondary listing venue for companies.

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Gramalote Project
Subsequent to 30 June 2022, based on the preliminary results of the optimised feasibility study for the Gramalote Project in Colombia, a joint operation between the Company and B2Gold, both partners have determined that the project does currently not meet their investment thresholds for development of the project at this time. Therefore, in conjunction with finalising the Gramalote feasibility study by the end of the third quarter of 2022, the Company and B2Gold intend to jointly complete a comprehensive review of the alternatives relating to the project. The decision was considered to be an impairment indicator.

The Company has performed an impairment test on the Gramalote Project cash-generating unit (“CGU”) and the analysis concluded that the carrying value of the Gramalote Project CGU is not impaired.

By order of the Board

M RAMOS A CALDERON              I KRAMER
Chairman Chief Executive Officer Interim Chief Financial Officer

3 August 2022

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Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.125 for the six months ended 30 June 2022 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	493.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	394.40000
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	418,387,029
AngloGold Ashanti’s tax reference number	9640006608

In compliance with the requirements of Strate, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2022
Declaration date	Friday, 5 August
Currency conversion date for Australian dollars and Ghanaian cedis	Monday, 22 August
Last date to trade ordinary shares cum dividend	Tuesday, 23 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 24 August
Ordinary shares trade ex-dividend	Wednesday, 24 August
Record date	Friday, 26 August
Payment date	Friday, 9 September

Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 24 August 2022 and Friday, 26 August 2022, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Monday, 22 August 2022 and Friday, 26 August 2022, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2022
Last date to trade ordinary shares cum dividend	Wednesday, 24 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 24 August
Ordinary shares trade ex-dividend	Thursday, 25 August
Record date	Friday, 26 August
Payment date	Friday, 9 September

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2022
Ex dividend on New York Stock Exchange	Thursday, 25 August
Record date	Friday, 26 August
Approximate date of currency conversion	Friday, 9 September
Approximate payment date of dividend	Monday, 19 September

Assuming an exchange rate of R17.00/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.29 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

2022
Last date to trade and to register GhDSs cum dividend	Wednesday, 24 August
GhDSs trade ex-dividend	Wednesday, 24 August
Record date	Friday, 26 August
Approximate payment date of dividend	Friday, 9 September

Assuming an exchange rate of R1/¢0.5020, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.2.47486 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

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Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the Chief Operating Decision Maker (the Chief Executive Officer and the Executive Committee).

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for fair value movements on issued bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A    Price received per ounce

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	2,090	1,911	3,903
Adjusted for non-controlling interests	(61)	(47)	(103)
	2,029	1,864	3,800
Associates and joint ventures’ share of gold income including realised non-hedge derivatives	281	322	659
Attributable gold income including realised non-hedge derivatives	2,310	2,186	4,459

Attributable gold sold - oz (000)	1,233	1,214	2,483
Price received per unit - $/oz	1,874	1,801	1,796

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B    All-in sustaining and All-in costs per ounce (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million / Imperial	Unaudited	Unaudited	Unaudited

Cost of sales per income statement (note 3)	1,592	1,400	2,857
By-product revenue (note 2)	(65)	(54)	(126)
Cost of sales	1,527	1,346	2,731
Amortisation of tangible, intangible and right of use assets (note 3)	(284)	(213)	(477)
Adjusted for decommissioning and inventory amortisation	1	(1)	—
Corporate administration and marketing expenditure	42	37	73
Associates and joint ventures’ share of costs	118	128	244
Lease payment sustaining	46	38	79
Sustaining exploration and study costs	9	3	10
Total sustaining capital expenditure	330	311	778
All-in sustaining costs	1,789	1,649	3,438
Adjusted for non-controlling interests and non-gold producing companies	(41)	(31)	(74)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,748	1,618	3,364

All-in sustaining costs	1,789	1,649	3,438
Non-sustaining project capital expenditure	142	150	322
Non-sustaining lease payments	2	1	2
Non-sustaining exploration and study costs	78	58	155
Care and maintenance (note 4)	—	13	45
Closure and social responsibility costs not related to current operations	6	8	27
Other provisions	—	—	4
All-in costs	2,017	1,879	3,993
Adjusted for non-controlling interests and non-gold producing companies	(41)	(33)	(77)
All-in costs adjusted for non-controlling interests and non-gold producing companies	1,976	1,846	3,916

Attributable gold sold - oz (000)	1,233	1,214	2,483
All-in sustaining cost per unit - $/oz	1,418	1,333	1,355

All-in cost per unit - $/oz	1,602	1,521	1,577

(1) Refer to the Supplementary report for Summary of Operations by mine

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C    Total cash costs per ounce (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Total cash costs (note 3)	1,300	1,163	2,334
By-product revenue (note 2)	(65)	(54)	(126)
Associates and joint ventures’ share of total cash costs	119	124	237
Adjusted for non-controlling interests and non-gold producing companies	(37)	(30)	(65)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1,317	1,203	2,380

Attributable gold produced - oz (000)	1,233	1,200	2,472
Total cash cost per unit - $/oz	1,068	1,003	963

(1) Refer to the Supplementary report for Summary of Operations by mine.

D    Adjusted EBITDA (2)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Profit before taxation	407	507	958
Add back :
Finance costs and unwinding of obligations (note 5)	65	55	116
Interest income	(31)	(29)	(58)
Amortisation of tangible, right of use and intangible assets (note 3)	284	213	477
Other amortisation	—	2	4
Associates and joint ventures’ adjustments for amortisation, interest, taxation and other	80	81	183
EBITDA	805	829	1,680

Adjustments :
Foreign exchange and fair value adjustments	53	31	43
Impairment and derecognition of assets	1	2	6
Care and maintenance (note 4)	—	13	45
Retrenchment and related costs	4	2	20
Loss (profit) on disposal of assets	1	(1)	(17)
Premium on settlement of bonds	—	—	24
Adjusted EBITDA	864	876	1,801

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

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E    Interest cover

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (note D)	864	876	1,801
Finance costs (note 5)	59	53	110
Capitalised finance costs	1	9	14
	60	62	124

Interest cover - times	14	14	14

F    Free cash flow

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Net cash inflow from operating activities	992	467	1,268
Net cash outflow from investing activities	(786)	(395)	(940)
Finance costs	(59)	(52)	(110)
Other borrowing costs	(11)	—	(35)
Repayment of lease liabilities	(40)	(30)	(63)
Movements in restricted cash	10	(13)	(14)
Acquisition of assets	365	—	—
Proceeds from sale of assets	—	(2)	(2)
Free cash inflow (outflow)	471	(25)	104

G    Net asset value

	As at	As at	As at
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Total equity	4,273	3,895	4,094

Number of ordinary shares in issue - million (note 9)	418	417	418
Net asset value - US cents per share	1,021	933	980

Total equity	4,273	3,895	4,094
Intangible assets	(116)	(127)	(122)
	4,157	3,768	3,972

Number of ordinary shares in issue - million (note 9)	418	417	418
Net tangible asset value - US cents per share	994	903	951

June 2022 Interim report - www.AngloGoldAshanti.com
38

H    Adjusted net debt (1)

	As at	As at	As at
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	1,953	1,726	1,858
Lease liabilities - non-current portion	138	124	124
Borrowings - current portion	52	203	51
Lease liabilities - current portion	76	52	61
Total borrowings	2,219	2,105	2,094
Less cash and cash equivalents	(1,266)	(1,081)	(1,154)
Net debt	953	1,024	940

Adjustments:
IFRS16 lease adjustments	(183)	(135)	(149)
Unamortised portion of borrowing costs	36	22	32
Cash restricted for use	(66)	(61)	(58)
Adjusted net debt	740	850	765

Adjusted net debt to Adjusted EBITDA	0.41:1	0.37:1	0.42:1

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Other information - Exchange rates

	Jun	Jun	Dec
	2022	2021	2021
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	15.40	14.53	14.78
ZAR/USD closing	16.27	14.27	15.99

AUD/USD average for the year to date	1.39	1.30	1.33
AUD/USD closing	1.45	1.33	1.38

BRL/USD average for the year to date	5.07	5.39	5.40
BRL/USD closing	5.24	5.00	5.58

ARS/USD average for the year to date	112.40	91.42	95.21
ARS/USD closing	125.22	95.73	102.75

June 2022 Interim report - www.AngloGoldAshanti.com
39

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon▲ (Chief Executive Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
NVB Magubane^
MC Richter#~
JE Tilk§

* British § Canadian #American ▲Colombian
~Panamanian ^South African △Ghanaian

Officers
I Kramer
Interim Chief Financial Officer

LM Goliath
Group Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

June 2022 Interim report - www.AngloGoldAshanti.com
40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 5, 2022

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance